Exhibit 99.1


Internet Gold Completed a Raise of NIS 100 million by Debentures

Press Release
Source: Internet Gold - Golden Lines Ltd.
On Thursday December 24, 2009, 8:08 am EST

PETACH TIKVA, Israel--(BUSINESS WIRE)--Internet Gold - Golden Lines (NASDAQ:IGLD
- News) (TASE:IGLD), today announced that the Company has completed a private placement of NIS 100 million (US $26 million) of Series B Debentures to institutional investors in Israel. The private placement was carried out as an increase to the current Series B Debentures of the Company which were first issued in September 2007 and an additional NIS 300 million ($79 million) of Series B Debentures were issued in a private placement earlier in December.

The Debenture Price in the private placement is NIS 1.095 per debenture, which represents a yield of 4.9% (the total number of debentures that was issued is 91,750,000). The aggregate proceeds to the Company are approximately NIS 100 million. The terms of the Additional Debentures will be identical to the terms of Series B Debentures issued in September 2007 and earlier this month. The newly issued Series B Debentures will be listed on the Tel Aviv Stock Exchange, subject to exchange approval and initial re-sales will be restricted by applicable securities laws.

The Company's management is very pleased with the results of the private placement which, in combination of the private placement that closed on December 9, 2009, totals approximately NIS 400 million ($116 million) of proceeds in December 2009.

The private placement was offered to Israeli institutional investors pursuant to Regulation S under the U.S. Securities Act of 1933. The newly issued Series B Debentures have not been registered under the Securities Act and may not be offered or sold in the United States or to U.S. persons unless they are registered under the Securities Act or an exemption from registration is available. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities. The principal amount of the Additional Debentures is presented herein in U.S. dollars for convenience only, based on current exchange rates between the New Israeli Shekel and the U.S. dollar.

The Israeli Tax Authority approved the formula for calculating the adjusted discount rate for all Series B Debentures, for taxation purposes (the "Approval"). According to the principles set out in the Approval, as a result of the private placement, the adjusted discount rate for all Series B Debentures (including the Additional Debentures) will be 1.78%. The principles specified in the Approval will apply to all extensions of Series B debentures which will be issued until December 31, 2011. The adjusted discount rate is calculated solely for the purpose of withholding tax in connection with the discount amount upon repayment of Series B Debentures, and it does not reflect the final tax liabilities of Series B bondholders.


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Forward-Looking Statements
--------------------------

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments in the industries it is engaged, the failure to manage growth and other risks detailed from time to time in Internet Gold's filings with the Securities Exchange Commission, including Internet Gold's Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

About Internet Gold - Golden Lines Ltd.
---------------------------------------

Internet Gold - Golden Lines Ltd. is one of Israel's leading communications groups with a major presence across all Internet-related sectors. Its subsidiary, 012 Smile.Communications Ltd., is one of Israel's major Internet and international telephony service providers, and one of the largest providers of enterprise/IT integration services. Its 100% owned subsidiary, Smile.Media Ltd., manages a portfolio of Internet portals and e-Commerce sites.

Contact:

Internet Gold
Idit Azulay
+972-72-2003848
i.azulay@smile.net.il
www.igld.com